SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Digital Generation, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25400B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 812,773 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 812,773 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 812,773 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 773,265 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 773,265 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 773,265 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,400 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,400 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,400 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,942 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,942 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 86,942 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,688,380 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,688,380 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,688,380 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,688,380 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,688,380 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,688,380 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 8 of 16 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 14, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Digital Generation, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $17,426,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CSO and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 9 of 16 Pages

On January 16, 2013, Clinton entered into an agreement with the Issuer (the "Settlement Agreement") regarding the composition of the Issuer's board of directors (the "Board").  Under the terms of the Settlement Agreement, the Issuer shall (i) take all actions necessary to increase the size of the Board from seven to eight directors, (ii) include Peter Markham and Melissa Fisher (the "Clinton Suggested Nominees") in the Board's slate of nominees for election as directors of the Issuer at the Issuer's 2012 annual meeting of stockholders, scheduled to be held on February 21, 2013 (the "2012 Annual Meeting"), with such directors, if elected, to serve in the class of Board members whose terms expire at the Issuer's 2015 annual meeting of the stockholders, (iii) use its reasonable best efforts to cause the election of the Clinton Suggested Nominees to the Board at the 2012 Annual Meeting, and (iv) appoint the Clinton Suggested Nominees to serve, as qualified, to either the Audit Committee or Compensation and Nominating Committee, with the choice of such committee to be determined by the Board.

Under the terms of the Settlement Agreement, Clinton agreed to certain standstill provisions, such provisions to last until the earlier to occur of (i) the 61st day prior to the date set by the Board for the Issuer's 2013 annual meeting of stockholders, (the "2013 Annual Meeting"), (ii) 15 days prior to the last day upon which a notice to the Secretary of the Issuer of nominations of persons for election to the Board or the proposal of other business at the 2013 Annual Meeting would be considered timely under the Issuer's then-current bylaws, (iii) in the event of material breach by the Issuer of its obligations under this Agreement, 10 days after Clinton delivers notice of such breach unless such breach is cured during such 10-day period, or (iv) September 1, 2013 (such period, the "Support Period").  In addition, Clinton agreed that, during the Support Period, it would (i) cause all of the shares of Common Stock of which Clinton is the direct or beneficial owner to be present for quorum purposes and to be voted in favor of any and all directors nominated by the Board for election at any meeting so long as the Clinton Suggested Nominees are included in the directors nominated by the Board, (ii) cause such shares not to be voted for the removal of any director serving on the Board who has previously been nominated by the Board at the 2012 Annual Meeting or at any special meeting of the stockholders of the Issuer, and (iii) cause such shares to be voted against, or to abstain from voting on, any amendments to the Issuer's bylaws or Certificate of Incorporation that have not been recommended by the Board for adoption by the stockholders of the Issuer.

The foregoing summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

On January 16, 2013, the Issuer issued a press release relating to the Settlement Agreement, a copy of which is attached as Exhibit B to the Settlement Agreement (attached as Exhibit 4 hereto) and incorporated by reference herein.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 10 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

          Paragraphs (a) – (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a)           The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,688,380 shares of Common Stock, constituting approximately 6.1% of the Issuer's currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 27,634,075 shares of Common Stock outstanding as of November 6, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 812,773 shares of Common Stock.
Percentage: Approximately 2.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 812,773 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 812,773 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 773,265 shares of Common Stock.
Percentage: Approximately 2.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 773,265 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 773,265 shares of Common Stock

(iii)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 15,400 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,400 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,400 shares of Common Stock

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 11 of 16 Pages

(iv)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 86,942 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 86,942 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 86,942 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,688,380 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,688,380 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,688,380 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,688,380 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,688,380 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,688,380 shares of Common Stock

(b)           By virtue of investment management agreements with SPOT, CMAG, CSO and CREL, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,688,380 shares of Common Stock beneficially owned by SPOT, CMAG, CSO and CREL.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c)           Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 12 of 16 Pages

Item 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 16, 2013, the Issuer and Clinton entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
4
Agreement between Clinton Magnolia Master Fund, Ltd., Clinton Spotlight Master Fund, L.P., Clinton Group, Inc., Clinton Special Opportunities Master Fund Ltd., Clinton Relational Opportunity Master Fund, L.P.  and Digital Generation, Inc., dated January 16, 2013.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 14 of 16 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 15 of 16 Pages

/s/ George E. Hall
George E. Hall

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 16 of 16 Pages

Appendix A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

This Schedule sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person since the filing of the Original Schedule 13D.  As of the date of this Schedule 13D, SPOT, CMAG, CSO and CREL are the only Reporting Persons that directly own Common Stock.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/14/2013	7,500	10.8003
1/14/2013	6,750	10.9233
1/14/2013	9,000	10.7053
1/17/2013	3,500	10.1923

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/14/2013	7,500	10.8003
1/14/2013	6,600	10.9233
1/14/2013	8,800	10.7053
1/17/2013	3,150	10.1923

CSO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/14/2013	600	10.9233
1/14/2013	800	10.7053

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/14/2013	1,050	10.9233
1/14/2013	1,400	10.7053
1/17/2013	350	10.1923